BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

In addition to market announcements published on November 01, 2013, June 06, 2014, June 26, 2014, August 20, 2014, and September 16, 2014, BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS or “Company”) hereby informs its shareholders and the market that the Extraordinary Shareholder Meetings of Minerva S.A. (“Minerva”) and Mato Grosso Bovinos S.A. (a subsidiary of BRF S.A. – “Mato Grosso Bovinos”), held on this date, approved and ratified without reservations, and pursuant to Article 252 of Brazil’s Corporate Law No 6,404/76, the merger, by Minerva, of the totality of shares issued by Mato Grosso Bovinos (“Merger of Shares”). As previously disclosed, Mato Grosso Bovinos owns the cattle slaughtering and deboning facilities of Várzea Grande and Mirassol D’Oeste, both located in Mato Grosso state.

As a result, from this date hereof, BRF owns the total amount of 29,000,000 Minerva shares, corresponding approximately to 16.29% of the total and voting capital of Minerva.

It is also worth mentioning that on November 01, 2013, VDQ Holdings S.A. (Minerva’s controlling shareholder), and BRF S.A. entered into a shareholders’ agreement whose efficacy was suspended and conditioned to the effective conclusion of the Merger of Shares (“Shareholders’ Agreement”). Upon the approval of the Merger of Shares, the Shareholders’ Agreement automatically enters into force on the date hereof.

Under the terms of the Shareholders Agreement, BRF appointed two independent members to Minerva’s Board of Directors, Mr. Pedro Henry Almeida Pinto de Oliveira and Mr. Vasco Carvalho Oliveira Neto, who were elected on this date in the aforementioned Extraordinary Shareholder´s Meeting of Minerva.

The endowment of the members elected on the date hereof are subject to: (i) homologation of the appointment of such members and previous execution of their terms of commitment before the Administrative Council for Economic Defense (“CADE”), according to CADE’s decision and the Agreement on Concentration Control (“ACC”) executed by and among CADE, the Company and BRF under Concentration Act nº 08700.000658/2014-40, (ii) submission of clearance certificate, in a separate instrument, pursuant to Article 147, paragraph 4, of the Brazilian Corporation Law and Article 2 of CVM Instruction 367, of May 29, 2002, as amended (“ICVM 367/2002”); and (iii) prior signing of the respective statements of agreement with the Novo Mercado Participation Agreement of BM&FBOVESPA and the Listing Rules of Novo Mercado of BM&FBOVESPA.

BRF will keep the market informed of developments on the matter in question.

São Paulo, October 01, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer